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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CuraGen Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23126R 10 7

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 23126R 10 7

1.	Name of Reporting Person: GENENTECH, INC.		I.R.S. Identification Nos. of above persons (entities only): 94-2347624

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐
Not applicable

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,304,272*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,304,272*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,304,272*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
Not applicable

11.	Percent of Class Represented by Amount in Row (9): 4.67%

12.	Type of Reporting Person: CO

* Includes 1,034,000 shares of common stock that are the subject of equity forward sale agreements as described in Item 4 below.

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13G

Item 1.
	(a)	Name of Issuer:
CuraGen Corporation
	(b)	Address of Issuer’s Principal Executive Offices:
555 Long Wharf Drive, 11th Floor New Haven, Connecticut 06511

Item 2.
	(a)	Name of Person Filing:
Genentech, Inc.
	(b)	Address of Principal Business Office or, if none, Residence:
1 DNA Way South San Francisco, California 94080
	(c)	Citizenship:
Delaware
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
23126R 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
2,304,272*
(b) Percent of class:
4.67%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
2,304,272*
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
2,304,272*
(iv) Shared power to dispose or to direct the disposition of:
0

* Includes 1,034,000 shares of common stock that are the subject of equity forward sale agreements entered into between Genentech and a major broker-dealer, the terms of which are generally described in the Schedule 13G filed on February 14, 2002 by Genentech, Inc. with the Securities and Exchange Commission with respect to its ownership of CuraGen common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

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13G

Item 10.	Certification.

Not applicable.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

/s/ Stephen G. Juelsgaard
Name:	Stephen G. Juelsgaard
Title:	Executive Vice President, General Counsel and Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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